December 13, 2005

Mail Stop 7010

Ms. Elie Housman, Chief Executive Officer
Inksure Technologies, Inc.
1770 N.W. 64th Street
Fort Lauderdale, FL

RE:	Inksure Technologies, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
	Filed on November 30, 2005
	File No.:  333-128946

Dear Ms. Housman:

We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to prior comment 2 that the purchase of the
additional notes is a separate transaction.  Please make it clear in
your disclosure that the purchasers are not obligated to purchase additional notes.
2. In this respect, we reference the following statement in
Section
7(b) of the Securities Purchase Agreement:  "the obligation of each
buyer hereunder to purchase the Additional Notes..."   Please
advise
as to the use of the term "obligation" which implies the company may have entered into an equity line financing.
3. Please supplementally provide us a copy of the Schedule of Buyers.
4. Please disclose when purchasers may begin purchasing the additional notes.
5. Please provide us with your legal analysis for whether the offer and sale of the additional notes should be integrated with the offer and sale of the initial notes.
6. Please provide an example of how the anti-dilution provision of the notes applies. We note such an example in your response to prior comment 7.


Cover
7. Please revise the cover to indicate the number of shares that selling securityholders may sell (i) upon conversion of the notes,
(ii) upon exercise of warrants and (iii) those that are currently outstanding.

   Selling Securityholders, page 41
8. We note the statement in the last sentence of the first full paragraph that none of the selling security holders had a material relationship with you within the past three years. Please reconcile this with the statement on page 32 that one of the selling securityholders is affiliated with one of your directors.

      As appropriate, please amend your registration statement in response to these comments. If you have any questions regarding the above comments, please contact Errol Sanderson, Financial Analyst at
(202) 551-3746 or me at (202) 551-4667.

							Sincerely,




Jennifer R. Hardy
							Legal Branch Chief

Ms. Elie Housman
Inksure Technologies, Inc.
December 13, 2005
Page  2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE